UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 20, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Allos Therapeutics, Inc.

File No. 0-29815 - CF#34074

Spectrum Pharmaceuticals, Inc. (parent of Allos Therapeutics, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Allos Therapeutics, Inc. excluded from the Exhibits to a Form 10-Q filed on August 4, 2011.

Based on representations by Spectrum Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through August 4, 2019
Exhibit 10.2	through August 4, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary